Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-202334

Supplement dated July 31, 2017

(“Preliminary Prospectus Supplement”))

$1,000,000,000 4.350% Notes Due 2048

FINAL TERM SHEET

July 31, 2017

Issuer:	International Paper Company
Trade Date:	July 31, 2017
Settlement Date:	August 9, 2017 (T+7)
Expected Ratings*:	Moody’s: Baa2 (Stable); Standard & Poor’s: BBB (Stable)

4.350% Notes Due 2048

Security:	4.350% Notes due 2048
Principal Amount:	$1,000,000,000
Final Maturity:	August 15, 2048
Interest Rate:	4.350% per annum
Benchmark Treasury:	3.000% UST due February 15, 2047
Benchmark Treasury Price:	101-27+
Benchmark Treasury Yield:	2.906%
Spread to Benchmark Treasury:	145 basis points
Yield to Maturity:	4.356%
Public Offering Price:	99.898%
Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, commencing February 15, 2018.
Optional Redemption:	Prior to February 15, 2048, at the greater of par and make-whole at Treasury plus 25 basis points, plus accrued and unpaid interest to the date of redemption. On or after February 15, 2048, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CS0 / US460146CS07

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

SMBC Nikko Securities America, Inc.

Deutsche Bank Securities Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

DNB Markets, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Regions Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC

PNC Capital Markets LLC

Rabo Securities USA, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Net Proceeds to Issuer

(before expenses):	$990,230,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment by the underwriters on or about August 9, 2017, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact the notes initially will settle on T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith Incorporated SMBC Nikko Securities America, Inc.	800-294-1322 (toll free) 888-868-6856 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.